Diagnostic Imaging International Corp.

848 N. Rainbow Blvd. #2494

Las Vegas, Nevada 89107

April 29, 2009

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn: Ethan Horowitz

Re:

Diagnostic Imaging International Corp.
Form 10-K/A for Fiscal Year Ended
December 31, 2008

Filed April 17, 2009

File No. 333-136436

Dear Mr. Horowitz:

Reference is made to the letter from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 21, 2009, setting forth comments to the Form 10-K/A filed by Diagnostic Imaging International Corp. (the “Company”) on April 17, 2009. Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses.

Form 10-K/A for Fiscal Year Ended December 31, 2008

Item 8 – Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, F-1

1.

We note your response to our prior comment one in which you cite Item 3.1 of PCAOB Form 1-WD.  The reference to this form does not appear relevant to our comment as it relates to the period from the firm’s completion of the form to actual deregistration, thus our comment will be reissued.  We note that the audit report issued by your independent accountant makes reference to a report issued by your predecessor independent accountant, Robnett & Company.  As Robnett & Company is no longer registered with the PCAOB, you may not include references to its audit in your filings with the Commission.  As Robnett & Company audited your financial statements (i.e. statements of operations, changes in stockholders’ equity (deficit), and cash flows) for the period from March 14, 2002 (inception) through December 31, 2006 and this cumulative period is required to be included in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that period.  Please amend your filing to include an appropriate audit report for the period described above.

Response:  With respect to Comment No. 1, we formally request the Staff to reconsider the comment. It does not appear that there is any official written guidance that the Company or its prior auditors could have reviewed to avoid this issue. To cause the Company to have its financial statements reaudited from inception to December 31, 2006 would create an extreme financial hardship on the Company, and therefore harm our shareholders, especially since these periods have previously been audited; no one has questioned the validity or accuracy of the financial statements in question; and our prior auditor voluntarily deregistered with the PCAOB.

We would like to point out that in a similar situation in which Andersen, LLP was no longer issuing opinions or consents before the Commission, the Commission did not require a reaudit of this information. Clearly, the cost and time required to reaudit a filer was a consideration for the Commission with regards to the Andersen ruling. Part XII, Analysis of Costs and Benefits, from the Andersen Final rule stated “The primary purpose of the temporary rules is to mitigate costs”. This was followed by Part XII, Benefits, which stated “The benefit of the temporary rules, like the Orders issued today, is the mitigation of disruption, uncertainty, lost opportunity, and other costs that, however unlikely, might be visited upon the market and the terminated clients. The temporary rules provide the market and the terminated clients with regulatory clarity to help address the disruption in an orderly fashion, and without expending more resources, or forsaking more opportunity, than is necessary.” We feel that the same cost benefit analysis also should applied in this situation.

This is not a matter in which an opinion or consent is needed from the prior auditor; the only reason this issue has been raised is because we are a development stage entity and our current auditor made reference to the periods previously audited in their opinion. Our current auditor reported on our last two fiscal years, as required in our Form 10-K. The Company relied upon Rule 2100, specifically Note 2, from the PCAOB rules for registration and reporting when we determined not to have our current auditor re-audit the periods from inception to December 31, 2006. It should also be noted that the PCAOB encourages firms that do not plan to currently audit an issuer or audit an issuer in the future to deregister with the PCAOB and not to continue to be registered but dormant. Had our prior auditor simply not deregistered as recommended by the PCAOB, this would not be an issue

In light of the foregoing, including the Commission’s handling of the Andersen issue noted above, we respectfully request that the Staff reconsider its position and withdraw the comment. If the Staff is unable to do so, we would appreciate it if the Staff could provide us with some support for its position so that we may inform our shareholders as to why we will need to spend substantial funds auditing financial statements which have all ready been audited for no reason other than our previous auditor (who was registered with the PCAOB at the time of the audit) voluntarily deregistered from the PCAOB.

Item 9A – Controls and Procedures

Management’s Report on Internal Control Over Financial Reporting, page 37

2.

We note that your response to our prior comment two indicates that you are still in the process of evaluating plans to remediate the material weaknesses in your internal control over financial reporting.  Please revise to provide the appropriate disclosure once management has finalized its specific remediation plans.

Response:  We have revised the Form 10-K to indicate that we are evaluating how we will remediate the material weaknesses and will provide the required disclosure when appropriate.

Signature page 45

3.

We note the revision to your amended filing response to our prior comment three.  However, as was previously noted, the statement: “Pursuant to the requirements for the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated” must be accompanied by the signature(s) and title(s) of the individual(s) acting in the capacity of principal executive officer, principal financial officer, accounting officer, and director(s).  Please revise.

Response:  We have revised the signature page to the Form 10-K accordingly.

Section 906 Certifications

4.

It does not appear that your amended filing was accompanied by the certifications required by Section 906 of the Sarbanes-Oxley Act of 2002.  Please revise.

Response:  We have revised the Form 10-K accordingly.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (603) 727-8613.

Sincerely,
/s/ Richard Jagodnik
Richard Jagodnik, President

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